UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Beasley Broadcast Group, Inc.

(Name of Issuer)

Class A Common Stock $0.001 Par Value Per Share

(Title of Class of Securities)

074014101

(CUSIP Number)

Morgan J. Hayes

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

July 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Peter A. Bordes, Jr., individually and as a Trustee of the Peter A. Bordes, Jr. 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,099
	8	SHARED VOTING POWER 489,762
	9	SOLE DISPOSITIVE POWER 1,099
	10	SHARED DISPOSITIVE POWER 489,762
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,861
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.53%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 468,922 shares of Class A Common Stock held by other Reporting Persons as to which Peter A. Bordes, Jr. disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1

NAME OF REPORTING PERSON

Cristina Bordes, as a Trustee of the Cristina Bordes 2009 Gift Trust, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2017 GRAT #1 and the Lee Bordes 2017 GRAT #2

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 468,922
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 468,922
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 468,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 490,861 shares of Class A Common Stock held by other Reporting Persons as to which Cristina Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1

NAME OF REPORTING PERSON

Stephen F. Lappert, as a Trustee of the Lee Bordes 2015 GRAT #7, the Lee Bordes 2017 GRAT #1, the Lee Bordes 2017 GRAT #2, the Peter A. Bordes, Jr. 2009 Gift Trust, the Cristina Bordes 2009 Gift Trust, the Stephanie Bordes 2009 Gift Trust and the Stephen Bordes 2009 Gift Trust

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 958,684
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 958,684
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 958,684
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 1,099 shares of Class A Common Stock held by other Reporting Persons as to which Stephen F. Lappert disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 958,684
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 958,684
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 958,684
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.84%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 1,099 shares of Class A Common Stock held by other Reporting Persons as to which Lee Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephanie L. Bordes, as a Trustee of the Stephanie Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 959,783 shares of Class A Common Stock held by other Reporting Persons as to which Stephanie L. Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephen M. Bordes, as a Trustee of the Stephen Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Excludes 959,783 shares of Class A Common Stock held by other Reporting Persons as to which Stephen M. Bordes disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Peter A. Bordes Marital Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 959,783 shares of Class A Common Stock held by other Reporting Persons as to which the Peter A. Bordes Marital Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Peter A. Bordes, Jr. 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 489,762
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 489,762
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,762
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 470,021 shares of Class A Common Stock held by other Reporting Persons as to which the Peter A. Bordes, Jr. 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Cristina Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 959,783 shares of Class A Common Stock held by other Reporting Persons as to which the Cristina Bordes 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephanie Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 959,783 shares of Class A Common Stock held by other Reporting Persons as to which the Stephanie Bordes 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Stephen Bordes 2009 Gift Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 959,783 shares of Class A Common Stock held by other Reporting Persons as to which the Stephen Bordes 2009 Gift Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2015 GRAT #7 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 959,783 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2015 GRAT #7 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2017 GRAT #1 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,461
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 234,461
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,461
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 725,322 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2017 GRAT #1 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No. 074014101

1	NAME OF REPORTING PERSON Lee Bordes 2017 GRAT #2 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Please see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR (2e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,461
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 234,461
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,461
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Excludes 725,322 shares of Class A Common Stock held by other Reporting Persons as to which the Lee Bordes 2017 GRAT #2 disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

AMENDMENT NO. 4 TO SCHEDULE 13D

This Schedule 13D is being filed jointly by the trusts (the “Trust Filers”) and individuals (in their capacity as trustee or co-trustee of one or more Trust Filers or otherwise) listed in Item 2(a) of this Schedule 13D who may be deemed to beneficially own a certain number of the shares of Class A Common Stock of Beasley Broadcast Group, Inc., a Delaware corporation (the “Issuer”), par value $.001 per share (the “Class A Common Stock”), as described herein.

The Schedule 13D (the “Schedule”) filed by the original Trust Filers on November 14, 2016, as amended and supplemented by Amendment No. 1 filed on May 30, 2017, Amendment No. 2 filed on July 18, 2017 and Amendment No. 3 filed on February 9, 2018, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 4.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 is hereby amended by adding the following at the end thereof:

On July 24, 2018, the Issuer and each of the Trust Filers entered into an underwriting agreement (the “Underwriting Agreement”) with Guggenheim Securities, LLC (“Guggenheim Securities”), on behalf of the underwriters, pursuant to which the Trust Filers sold an aggregate of 3,126,147 shares of Class A Common Stock in a public offering at a price of $7.05 per share (the “Offering”). The number of shares of Class A Common Stock sold by each Trust Filer in the Offering is set forth in Item 5(c) hereto. The Underwriting Agreement provides that the underwriters also have a 30-day option to purchase an additional 234,461 shares of Class A Common Stock from each of the Lee Bordes 2017 GRAT #1 and the Lee Bordes 2017 GRAT #2. The foregoing description of the Underwriting Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Underwriting Agreement filed as Exhibit 8 herewith and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

All share percentage calculations in this Schedule 13D are based on 10,844,488 shares of Class A Common Stock outstanding as of July 9, 2018, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission dated July 25, 2018 pursuant to Rule 424(b)(5).

(a) and (b) The Reporting Persons may be deemed to beneficially own an aggregate of 959,783 shares of Class A Common Stock which represents approximately 8.85% of the total shares of the Issuer’s Class A Common Stock currently outstanding. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, except to the extent of any pecuniary interest, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Peter A. Bordes, Jr. may be deemed to beneficially own an aggregate of 490,861 shares of Class A Common Stock. This aggregate amount represents approximately 4.53% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,099 shares of Class A Common Stock owned of record personally and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 489,762 shares of Class A Common Stock. As a co-trustee, he may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 489,762 shares of Class A Common Stock owned of record by the Peter A. Bordes, Jr. 2009 Gift Trust. He disclaims beneficial ownership, except to the extent of any pecuniary interest, of 489,762 shares of Class A Common Stock owned of record by the Peter A. Bordes, Jr. 2009 Gift Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Cristina Bordes may be deemed to beneficially own an aggregate of 468,922 shares of Class A Common Stock. This aggregate amount represents approximately 4.32% of the shares of Class A Common Stock currently outstanding. As a co-trustee, she may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 468,922 shares of Class A Common Stock owned of record by the Lee Bordes GRATs). She disclaims beneficial ownership, except to the extent of any pecuniary interest, of 468,922 shares of Class A Common Stock owned of record by the Lee Bordes GRATs, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Stephen F. Lappert may be deemed to beneficially own an aggregate of 958,684 shares of Class A Common Stock. This aggregate amount represents approximately 8.84% of the shares of Class A Common Stock currently outstanding. As a co-trustee, he may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 958,684 shares of Class A Common Stock (including 489,762 shares of Class A Common Stock owned of record by the Peter A. Bordes, Jr. 2009 Gift Trust and an aggregate of 468,922 shares of Class A Common Stock owned of record by the Lee Bordes GRATs). He disclaims beneficial ownership of 489,762 shares of Class A Common Stock owned of record by the Peter A. Bordes, Jr. 2009 Gift Trust and an aggregate of 468,922 shares of Class A Common Stock owned of record by the Lee Bordes GRATs, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

Lee Bordes may be deemed to beneficially own an aggregate of 958,684 shares of Class A Common Stock. This aggregate amount represents approximately 8.84% of the shares of Class A Common Stock currently outstanding. By reason of certain asset substitution rights, she may be deemed to have the right to acquire and therefore may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 958,684 shares of Class A Common Stock (including 489,762 shares of Class A Common Stock owned of record by the Peter A. Bordes, Jr. 2009 Gift Trust and an aggregate of 468,922 shares of Class A Common Stock owned of record by the Lee Bordes GRATs). She disclaims beneficial ownership of 489,762 shares of Class A Common Stock owned of record by the Peter A. Bordes, Jr. 2009 Gift Trust and an aggregate of 468,922 shares of Class A Common Stock owned of record by the Lee Bordes GRATs, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.

The Peter A. Bordes, Jr. 2009 Gift Trust may be deemed to beneficially own an aggregate of 489,762 shares of Class A Common Stock. Peter A. Bordes, Jr. and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 9 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2017 GRAT #1 may be deemed to beneficially own an aggregate of 234,461 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 14 of this Schedule 13D is hereby incorporated by reference.

The Lee Bordes 2017 GRAT #2 may be deemed to beneficially own an aggregate of 234,461 shares of Class A Common Stock. Cristina Bordes and Stephen F. Lappert are the trustees and have the shared power to vote and dispose of the shares held by the trust. The information contained on page 15 of this Schedule 13D is hereby incorporated by reference.

(c) The following transactions in the Issuer’s securities have been effected by Group Members within the 60 days prior to this filing:

Trust Filer	Number of Shares of Class A Common Stock Sold in the Offering
Peter A. Bordes Marital Trust	171,361

Stephanie Bordes 2009 Gift Trust	439,425

Cristina Bordes 2009 Gift Trust	489,762

Stephen Bordes 2009 Gift Trust	489,762

Lee Bordes 2017 GRAT #1	732,493

Lee Bordes 2017 GRAT #2	732,493

Lee Bordes 2015 GRAT #7	70,851

(e) As of July 26, 2018, each of the Peter. A. Bordes Marital Trust, the Stephanie Bordes 2009 Gift Trust, the Cristina Bordes 2009 Gift Trust, the Stephen Bordes 2009 Gift Trust, the Lee Bordes 2015 GRAT #7, Stephanie Bordes and Stephen Bordes, ceased to be the beneficial owners of more than five percent of the Class A Common Stock of the Company and no longer are deemed members of a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 6 is hereby amended by adding the following at the end thereof:

On July 24, 2018, the Issuer and each of the Trust Filers entered into the Underwriting Agreement, pursuant to which the Trust Filers sold an aggregate of 3,126,147 shares of Class A Common Stock in the Offering at a price of $7.05 per share. The number of shares of Class A Common Stock sold by each Trust Filer is set forth in Item 5(c) hereto. The Underwriting Agreement provides that the underwriters also have a 30-day option to purchase an additional 234,461 shares of Class A Common Stock from each of the Lee Bordes 2017 GRAT #1 and the Lee Bordes 2017 GRAT #2. The foregoing description of the Underwriting Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Underwriting Agreement filed as Exhibit 8 herewith and incorporated by reference herein.

In connection with the Offering, each of the Trust Filers and Peter A. Bordes, Jr. entered into a letter agreement (the “Lock-up Agreement”), which under each agreed, subject to certain exceptions, that, without the prior written consent of Guggenheim Securities, it will not, during the period ending 180 days after July 23, 2018, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of, any security convertible into or exercisable for, any Class A Common Stock, and will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any such security, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of such security, whether or not such transaction is to be settled by delivery of such securities, other securities, cash or other consideration. The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, which is filed as Exhibit 9 herewith and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A.4: Joint Filing Agreement, dated July 30, 2018.

Exhibit 8: Underwriting Agreement, dated July 24, 2018, by and among the Issuer, each of the Trust Filers and Guggenheim Securities, LLC (incorporated herein by reference to Exhibit 1.1 to the current report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2018 by Beasley Broadcast Group, Inc.).

Exhibit 9: Form of Lock-up Agreement, entered into by each of the Trust Filers and Peter A. Bordes, Jr. (incorporated by reference to Exhibit A of Exhibit 1.1 to the current report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2018 by Beasley Broadcast Group, Inc.).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2018

PETER A. BORDES, JR., as a Trustee of the Peter A. Bordes, Jr. 2009 Gift Trust and the Peter A. Bordes Marital Trust

*
Peter A. Bordes, Jr.

CRISTINA BORDES, as a Trustee of the Cristina Bordes 2009 Gift Trust, the Peter A. Bordes Marital Trust, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2017 GRAT #1 and the Lee Bordes 2017 GRAT #2

*
Cristina Bordes

STEPHEN F. LAPPERT, as a Trustee of the Peter A. Bordes Marital Trust, the Lee Bordes 2015 GRAT #7, the Lee Bordes 2017 GRAT #1, the Lee Bordes 2017 GRAT #2, the Peter A. Bordes, Jr. 2009 Gift Trust, the Cristina Bordes 2009 Gift Trust, the Stephanie Bordes 2009 Gift Trust and the Stephen Bordes 2009 Gift Trust

/s/ Stephen F. Lappert
Stephen F. Lappert

LEE BORDES

*
Lee Bordes

STEPHANIE L. BORDES, as a Trustee of the Stephanie Bordes 2009 Gift Trust and the Peter A. Bordes Marital Trust

*
Stephanie L. Bordes

STEPHEN M. BORDES, as a Trustee of the Stephen Bordes 2009 Gift Trust and the Peter A. Bordes Marital Trust

*
Stephen M. Bordes

PETER A. BORDES MARITAL TRUST

*
By:	Peter A. Bordes, Jr., Trustee

*
By:	Cristina Bordes, Trustee

*
By:	Stephanie L. Bordes, Trustee

*
By:	Stephen M. Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

PETER A. BORDES, JR. 2009 GIFT TRUST

*
By:	Peter A. Bordes, Jr., Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

CRISTINA BORDES 2009 GIFT TRUST

*
By:	Cristina Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

STEPHANIE BORDES 2009 GIFT TRUST

*
By:	Stephanie L. Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

STEPHEN BORDES 2009 GIFT TRUST

*
By:	Stephen M. Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

LEE BORDES 2015 GRAT #7

LEE BORDES 2017 GRAT #1

LEE BORDES 2017 GRAT #2

*
By:	Cristina Bordes, Trustee

/s/ Stephen F. Lappert
By:	Stephen F. Lappert, Trustee

*By:	/s/ Stephen F. Lappert
Stephen F. Lappert
as Attorney-in-Fact